Exhibit 21.1

Subsidiaries of the Registrant

CommScope, Inc.	Delaware (USA)

CommScope, Inc. of North Carolina	North Carolina (USA)

CommScope International Holdings, LLC	Delaware (USA)

CS Netherlands C.V.	Netherlands

CommScope Netherlands B.V.	Netherlands

CommScope Asia Holdings B.V.	Netherlands

CommScope Asia (Suzhou) Technologies Co., Ltd.	China

CommScope EMEA Limited	Ireland

CommScope Solutions Singapore Pte. Ltd.	Singapore

Andrew LLC	Delaware (USA)

CommScope Canada Inc	Canada

Andrew AG	Switzerland

CommScope International Corporation	Illinois (USA)

Andrew International Holding Corporation	Delaware (USA)

Allen Telecom LLC	Delaware (USA)

Andrew Holdings (Germany) GmbH	Japan

CommScope Mauritius International Holdings Ltd.	Mauritius

Andrew Telecommunication (China) Co., Ltd.	China

Andrew Corp Australia Pty Ltd	Australia